UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

WEST FRASER TIMBER CO. LTD.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

501 – 858 Beatty Street Vancouver, British Columbia Canada	V6B 1C1
(Address of principal executive offices)	(Zip Code)

West Fraser, Inc.

1900 Exeter Road, Suite 105

Germantown, TN 38138

Tel: 901-620-4200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to purchase Common shares, without par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

Purpose

The board of directors (the “Board”) of West Fraser Timber Co. Ltd. (the “Company”) has adopted a shareholder rights plan (the “Rights Plan”) effective April 9, 2020. The Rights Plan was approved by shareholders at the Company’s Annual General and Special Meeting of shareholders which took place on May 26, 2020. The terms of the Rights Plan are contained in a shareholder rights plan agreement (the “Rights Agreement”) dated as of April 9, 2020 (the “Effective Date”) between the Company and AST Trust Company (Canada), as rights agent (in such capacity, the “Rights Agent”).

The basic objectives of the Rights Plan are to deter abusive take-over tactics by making them unacceptably expensive to the unsolicited bidder, and to encourage prospective acquirors to negotiate with the Board rather than to attempt an unsolicited hostile take-over or a “creeping bid” or accumulation of control (including negative control).

The Rights Plan: (a) limits acquisitions by a holder of the Company’s Common shares or Class B Common shares (a “Shareholder”), or by a group acting jointly or in concert, that would result in the ownership or control of 20% or more of the issued and outstanding Common shares through means that are exempt from formal Canadian take-over bid rules; and (b) is intended to provide Shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their shares. To accomplish this, the Rights Plan provides for the issuance to all holders of Common shares of rights (the “Rights”) to acquire additional Common shares at a significant discount to the then-prevailing market price, which could, in certain circumstances, become exercisable by all holders of Common shares other than the potential acquiror and its joint actors.

Holders of Class B Common shares will be issued Rights if those shares are converted to Common shares prior to the Separation Time (as defined below).

The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of Common shares, other than the acquiror and its joint actors, will be able to purchase additional Common shares at a significant discount to market, thus exposing the person acquiring shares to substantial dilution of its holdings.

The Rights Plan is intended to address the following concerns:

(i)

Protecting against “creeping bids” (the accumulation of 20% or more of shares through purchases exempt from Canadian take-over bid rules, such as (a) purchases from five or fewer shareholders under private agreements at a premium to the market price (not to exceed 115% of the market price, including brokerage fees and commissions), and not available to all shareholders, (b) acquiring control or effective control through the accumulation of shares over a stock exchange or other published market without paying a control premium (known as the 5% ordinary course purchase exemption), or (c) through other transactions outside of Canada that may not be jurisdictionally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

(ii)

Preventing a potential acquiror from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan. This prevents the use of “hard” lock-up agreements by offerors whereby existing shareholders commit to tender their shares to an offeror’s take-over bid in lock-up agreements that are either irrevocable or revocable but subject to restrictive termination conditions. Such agreements could have the effect of deterring other potential bidders from bringing forward competing bids, particularly where the number of locked-up shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the take-over bid rules.

The Rights Plan does not preclude any Shareholder from using the proxy mechanism of the Business Corporations Act (British Columbia) (the “BCBCA”), the Company’s governing corporate statute, to promote a change in the management or direction of the Company, and will have no effect on the rights of Shareholders to requisition a meeting of Shareholders in accordance with the provisions of applicable legislation.

The Rights Plan provides that holders of Common shares may tender to take-over bids that meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board will be required to act with a view to the best interests of the Company and the adoption of the Rights Plan does not affect the duty of the Board to do so.

Meaning of “Take-over Bid”

In Canada, take-over bids are regulated by Canadian National Instrument 62-104 - Take-Over Bids and Issuer Bids (“NI 62-104”). “Take-over bid” is defined in NI 62-104 to mean “an offer to acquire outstanding voting securities or equity securities of a class made to one or more persons, any of whom is in the local jurisdiction or whose last address as shown on the books of the offeree issuer is in the local jurisdiction, where the securities subject to the offer to acquire, together with the offeror’s securities, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders.”

A take-over bid, as so defined (and as similarly defined in the Rights Plan), may or may not constitute a tender offer for the purposes of section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14E promulgated thereunder. The term “tender offer” is not specifically defined under the Exchange Act. Instead, the Securities and Exchange Commission and the courts have frequently applied an eight-factor test first cited by the U.S. District Court for Southern District of New York in Wellman v. Dickinson (1979) in determining whether an offer constitutes a tender offer – the factors being:

1.	an active and widespread solicitation of public shareholders for the shares of an issuer;

2.	a solicitation is made for a substantial percentage of the issuer’s securities;

3.	the offer to purchase is made at a premium over the prevailing market price;

4.	the terms of the offer are firm rather than negotiable;

5.	the offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased;

6.	the offer is open only for a limited period of time;

7.	the offeree is subjected to pressure to sell his or her security; and

8.	public announcements of a purchasing program concerning the target issuer precede or accompany a rapid accumulation of large amounts of the target issuer’s securities.

All of the eight factors need not be present for an offer to be deemed a tender offer, and the individual facts and circumstances of the transaction are considered when assigning the weight to be given to each factor.

Issue of Rights

One Right was issued and attached to each Common share outstanding when the Rights Plan was adopted on the Effective Date, and will attach to each Common share issued prior to the earlier of the Separation Time (as defined below) and the expiration time (the “Expiration Time”) of the Rights Plan.

Rights Exercise Privilege

The Rights will separate from the Common shares and will be exercisable for 10 trading days (the “Separation Time”) after a person has acquired, or commences an offer to acquire, 20% or more of the Common shares, other than by an acquisition pursuant to a Permitted Bid (defined below). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Section 3.1(a)(i) of the Rights Plan provides that, ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of that number of Common shares having an aggregate market price, determined as of the Separation Time, equal to twice the exercise price of the Right, which exercise price will be an amount equal to five times the market price per Common share determined as of the Separation Time. For instance, if the market price at the Separation Time is $32 it would translate to an exercise price of $160 and entitle the holder to acquire Common shares worth $320.

The Company has covenanted under the Rights Plan that it shall, from and after the Separation Time, do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1 of the Rights Plan, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Act (British Columbia), the Securities Act (Ontario), the Securities Act of 1933, as amended, the Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the States of the United States in respect of the issue of Common shares upon the exercise of Rights in accordance with the Rights Plan.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by the applicable certificates for Common shares or by the applicable book entry form registration for the associated Common shares and will be transferable only together with, and will be transferred by a transfer of, such associated Common shares issued from and after adoption of the Rights Plan on the Effective Date and will not be transferable separately from Common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common shares.

Permitted Lock-up Agreements

The Rights Plan requires that a person making a take-over bid must structure any lock-up agreement so as to provide reasonable flexibility to the Shareholder in order to avoid being deemed the beneficial owner of the Common shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

Under the Rights Plan, a person will not be deemed to “beneficially own” any security where the holder of such security has agreed to deposit or tender such security pursuant to a “Permitted Lock-up Agreement”.

A Permitted Lock-up Agreement is essentially an agreement between a person and one or more holders of Common shares pursuant to which each locked-up person agrees to deposit or tender Common shares to the locked-up bid and which further (i) permits the locked-up person to withdraw their Common shares in order to deposit or tender the Common shares to another take-over bid or support another transaction at a price or value that exceeds the price under the lock-up bid; or (ii) permits the locked-up person to withdraw their Common shares in order to deposit or tender the Common shares to another take-over bid or support another transaction at an offering price that exceeds the offering price in the locked-up bid by as much as or more than a specified amount and that does not provide for a specified amount greater than 7% of the offering price in the lock-up bid.

Permitted Bid Requirements

The Rights Plan is “triggered” when a person acquires or announces its intention to acquire 20% or more of the Common shares, unless the take-over bid has been conducted in accordance with a stringent set of requirements outlined in the Rights Plan (a “Permitted Bid”) or the Rights Plan is waived by the Board.

The requirements for a Permitted Bid include the following:

•	The take-over bid must be made to all holders of record of Common shares;

•	The take-over bid must contain an irrevocable and unqualified condition that no Common shares will be taken up or paid for:

•

prior to the close of business on a date that is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62-104 for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104, and

•

unless, at the close of business on the date Common shares are first taken up or paid for under such bid, more than 50% of the then outstanding Common shares held by Independent Shareholders shall have been tendered or deposited pursuant to the bid and not withdrawn;

•

Unless the take-over bid is withdrawn, shares may be tendered or deposited at any time during the period in which the take-over bid must remain open in accordance with the requirements of NI 62-104, and any shares tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for (subject to certain exceptions in the case of a partial take-over bid in accordance with the requirements of NI 62-104); and

•

If a majority of the outstanding Common shares held by Independent Shareholders have been tendered or deposited and not withdrawn as described above, the offeror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than 10 days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Under the Rights Plan, “Independent Shareholders” means holders of any Common shares, other than (i) any Acquiring Person; (ii) any offeror (other than any person who is not deemed to beneficially own the Common shares held by such person); (iii) any affiliate or associate of any acquiring person or offeror; (iv) any person acting jointly or in concert with any acquiring person or offeror; and (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of West Fraser or a subsidiary of West Fraser, unless the beneficiaries of the plan or trust direct the manner in which the Common shares are to be voted or withheld from voting or direct whether the Common shares are to be tendered to a take-over bid.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common shares.

The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20% or less of the outstanding Common shares within 14 days or such other period as may be specified by the Board.

With the majority consent of holders of Common shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of CAD$0.00001 each.

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring greater than 20% of the Common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendment

The Board may amend the Rights Plan with the approval of a simple majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and, subject to such approval at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Term

The Rights Plan must be reconfirmed by the Independent Shareholders at every third annual meeting following the Meeting. If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Rights Plan and all outstanding Rights thereunder shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting.

Item 2.	Exhibits

Exhibit

3.1	Shareholder Rights Plan Agreement dated as of April 9, 2020 between West Fraser Timber Co. Ltd. and AST Trust Company (Canada)

3.2	Form of Rights Certificate (included as part of Exhibit 3.1 hereto)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DATE: February 1, 2021

WEST FRASER TIMBER CO. LTD.

By:	/s/ Chris Virostek
Chris Virostek
Vice-President, Finance Chief Financial Officer